

August 26, 2013

Via E-mail
David M Ellis
President, Chief Executive Officer, Chairman of the Board of Directors
ScanSys, Inc.
207 Crystal Grove Blvd. Suite 102
Lutz, FL 33548

> **Re: ScanSys, Inc. (formerly known as Apex 7 Inc.)**
> **Form 8-K**
> **Filed June 12, 2013**
> **File No. 000-54874**

Dear Mr. Ellis:

　　　We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　/s/ Terry French for

　　　　　　　　　　　　　　Assistant Director
　　　　　　　　　　　　　　Larry Spirgel

cc: Via E-mail
　　　Anthony Paesano, Esq.
　　　PAESANO AKKASHIAN, PC